CHAPMAN AND CUTLER LLP	111 WEST MONROE STREET
CHICAGO, ILLINOIS 60603

March 30, 2020

VIA EDGAR CORRESPONDENCE

Scott Lee
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	First Trust Exchange-Traded Fund VIII (the “Trust”)
File Nos. 333-210186; 811-23147

Dear Mr. Lee:

This letter responds to your comments, provided by telephone on March 6, 2020, regarding the registration statement filed on Form N-1A for First Trust Exchange-Traded Fund VIII (the “Trust”) with the staff of the Securities and Exchange Commission (the “Staff”) on January 21, 2020 (the “Registration Statement”). The Registration Statement relates to the First Trust TCW Securitized Plus ETF (the “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – General

Please provide the ticker symbol for the Fund.

Response to Comment 1

Pursuant to the Staff’s request, the ticker symbol will be “DEED.”

Comment 2 – General

Please confirm whether the Fund intends to include the legend described by Rule 30e-3 of the Investment Company Act of 1940, as amended (the “1940 Act”).

Response to Comment 2

The Fund does not currently intend to include the legend described by Rule 30e-3 of the 1940 Act.

Comment 3 – Fees and Expenses of the Fund

Please include in correspondence a completed fee table and updated examples for the Fund.

Response to Comment 3

Pursuant to the Staff’s request, a completed fee table and updated examples for the Fund has been set forth on Exhibit A in this response.

Comment 4 – General

Please provide all missing and bracketed information in the Fund’s next filing with the Commission.

Response to Comment 4

Pursuant to the Staff’s request, all missing and bracketed information will be included in the Fund’s next amendment to the Registration Statement.

Comment 5 – General

The Staff requests that the Fund respond to all comments in correspondence at least five business days prior to the effective date of the filing. The Staff also notes that the Fund and its management are responsible for the accuracy and adequacy of all disclosures notwithstanding any review, comment, action or absence of action by the Staff and asks the Fund to please note that where a comment is made in one section of the Registration Statement, such comment is applicable to all similar disclosures appearing elsewhere in the Registration Statement.

Response to Comment 5

Pursuant to the Staff’s request, the Fund has provided responses to all of the Staff’s comments herein which has been filed at least five business days prior to effectiveness of the Registration Statement. The Fund confirms that revisions made in accordance with the Staff’s comments have been applied to similar disclosure throughout the Registration Statement.

Comment 6 – Fees and Expenses of the Fund

Please confirm that the contractual waiver of management fees will have a termination date at least one year from the effectiveness of the Registration Statement. Please note that if the contractual waiver can be terminated by a party other than the Trust’s Board of Trustees (the “Board”), it may not be reflected in the section entitled “Annual Fund Operating Expenses” and may not be included in the Expense example.

Response to Comment 6

The Fund confirms that the contractual waiver of management fees will have a termination date at least one year from the effectiveness of the Registration Statement and that this contractual waiver cannot be terminated by anyone other than the Board.

Comment 7 – Principal Investment Strategies

Please confirm the Fund’s understanding that to the extent the Fund includes any derivatives positions in connection with complying with the 80% investment strategy set forth in the section entitled “Principal Investment Strategies,” such positions must be valued on a mark-to-market basis.

Response to Comment 7

The Fund confirms that the Fund includes any derivatives positions in connection with complying with the 80% investment strategy set forth in the section entitled “Principal Investment Strategies,” such positions will be valued on a mark-to-market basis.

Comment 8 – Principal Investment Strategies

Please supplement or revise the disclosure set forth below to clarify what is meant by “a full market cycle” and a “superior risk/reward profile” (i.e. is it based on a percentage, dollar amount, etc.) in plain English.

The Fund’s investment sub-advisor, TCW Investment Management Company LLC (“TCW” or the “Sub-Advisor”), seeks to outperform the Bloomberg Barclays U.S. Mortgage-Backed Securities Index over a full market cycle through the utilization of independent, bottom-up research to identify securities that are undervalued and that offer a superior risk/reward profile.

Response to Comment 8

Pursuant to the Staff’s request, the following disclosure is set forth as the third sentence of the first paragraph of the section entitled “Principal Investment Strategies”:

The Fund’s investment sub-advisor, TCW Investment Management Company LLC (“TCW” or the “Sub-Advisor”), seeks to outperform the Bloomberg Barclays U.S. Mortgage-Backed Securities Index over time through the utilization of independent, bottom-up research to identify securities that are relatively undervalued.

In addition, the following disclosure is set forth as the first paragraph of the section entitled “Additional Information on the Fund’s Investment Objectives and Strategies – Additional Information About the Fund’s Strategy”:

TCW seeks to outperform the Bloomberg Barclays U.S. Mortgage-Backed Securities Index over a full market cycle through the utilization of independent, bottom-up research to identify securities that are undervalued and that offer a superior risk/reward profile. A full market cycle refers to the observation that the world economy is characterized by an integrated credit, asset price and business cycle. The top end of cycle becomes evident when credit underwriting is at historically “loose” standards, global and domestic equity prices have advanced at a much faster rate than nominal GDP, and business revenue and CapEx spending begins to slow after a multi-year rise at a faster than historical pace. The bottom of the cycle occurs when the opposite to the top end of the cycle occurs and is observable in economic statistics. A security’s risk/reward profile is its potential return relative to its potential return volatility under various stages of the market cycle. Potential return volatility can be defined by amount of dispersion of the returns of a security or benchmark over various time periods. Typically, investors require higher expected returns for asset, securities, or benchmark that are anticipated to have higher volatility. An undervalued security has a risk/reward profile which we believe to be superior to the risk/reward profile of similar assets in the fixed income markets.

Comment 9 – Principal Investment Strategies

The Staff notes that it appears that the Fund may invest significantly in below investment grade bonds (i.e. “junk bonds”). Given the general liquidity profile of these investments, please explain how the Fund determines that its investment strategy is appropriate under Rule 22e-4 of the 1940 Act.

Response to Comment 9

The Fund makes such determinations pursuant to its liquidity risk management program that complies with Rule 22e-4 of the 1940 Act.

Comment 10 – Principal Investment Strategies

Please review the Fund’s principal investment strategies and principal risk disclosures to ensure that the information is not too generic or standardized and please describe the actual derivatives instruments and the associated principal risks that the Fund intends to use to achieve its investment objective. See Letter from Mr. Barry Miller, Associate Director, Office of Legal and Disclosure to Ms. Karrie McMillan, General Counsel, Investment Company Institute (July 30, 2010) (the “Derivatives Letter”).

Response to Comment 10

Pursuant to the Staff’s request, the Fund confirms its belief that its disclosure is consistent with the guidance set forth in the Derivatives Letter.

Comment 11 – Principal Risks

Please provide corresponding principal risk disclosure for non-listed derivatives that trade “over-the-counter.”

Response to Comment 11

Pursuant to the Staff’s request, the Fund has included disclosure entitled “OTC Derivatives Risk” in the sections entitled “Principal Risks” and “Additional Risks of Investing in the Fund.”

Comment 12 – Principal Risks

The Staff notes that the Principal Risks are listed in alphabetical order and asks the Fund to please revise the order in which risks are disclosed to prioritize those that are most likely to adversely affect the Fund’s net asset value, yield and total return in accordance with the Staff’s guidance in ADI 2019-08 – Improving Principal Risks Disclosure.

Response to Comment 12

The Fund respectfully declines to revise the disclosure as requested by the Staff. Ultimately, the Fund has reached the same conclusion as many other industry participants and declines to make the requested revisions as it believes the disclosure is compliant with the requirements of Form N-1A.

Comment 13 – Principal Risks

The Staff notes the disclosure in the section entitled “Principal Investment Strategies” that the Fund may “invest up to 10% of its total net assets in non-US dollar denominated securities” and asks the Fund to please consider including currency risk and foreign securities risk in the section entitled “Principal Risks.”

Response to Comment 13

As of the date set forth on this correspondence, the Fund’s investment sub-advisor expects the Fund’s typical exposure to securities dominated in non-US dollars to be less than 5% of the total net assets of the Fund. Accordingly, the Fund respectfully declines to revise the section entitled “Principal Risks” to include disclosure currency risk or foreign securities risk.

Comment 14 – Principal Risks

Please consider labeling the “Mortgage-Related Securities Risk” as “Mortgage-Backed Securities Risk” because the prospectus specifically identifies “Asset-Backed Securities Risk” and “CLO Risk” which are the other asset classes identified in the first paragraph of the section entitled “Principal Investment Strategies.”

Response to Comment 14

The Fund respectfully declines to make the requested revisions to the titles of the aforementioned risks.

Comment 15 – Principal Risks

Please define “TBA” in “TBA Transactions Risk” in the section entitled “Principal Risks.”

Response to Comment 15

Pursuant to the Staff’s request, the first sentence of “TBA Transactions Risk” has been revised as set forth below:

The Fund may purchase securities via to-be-announced transactions (“TBA Transactions”).

Comment 16 – Management

Please revise the disclosure set forth below to indicate the month upon which the portfolio managers began their service to the Fund.

Each portfolio manager has served as a part of the portfolio management team of the Fund since 2020.

Response to Comment 16

Pursuant to the Staff’s request, the disclosure has been revised accordingly.

Comment 17 – Additional Information on the Fund’s Investment Objective and Strategies

Please consider disclosing the “Non-Principal Investments” in the Fund’s Statement of Additional Information rather than in the Fund’s prospectus.

Response to Comment 17

The Fund respectfully declines to make the requested revisions as it believes the disclosure is compliant with the requirements of Form N-1A.

Comment 18 – Fees and Expenses of the Fund

If the Fund invests in other investment companies, please confirm that acquired fund fees and expenses of greater than 0.01% of average net assets of the Fund will be included in the table entitled “Annual Fund Operating Expenses.”

Response to Comment 18

Pursuant to the Staff’s request, to the extent that the acquired fund fees and expenses incurred by the Fund are greater than 0.01% of average net assets of the Fund, the Fund confirms that such expenses will be included in the table entitled “Annual Fund Operating Expenses.”

Comment 19 – Federal Tax Matters

Please define the term “PFICs” in the section entitled “Federal Tax Matters.”

Response to Comment 19

The Fund respectfully declines to make such revisions as “PFICs” is defined in the first sentence of the section entitled “Federal Tax Matters – Investments in Certain Foreign Corporations,” reproduced below:

If the Fund holds an equity interest in any “passive foreign investment companies” (“PFICs”), which are generally certain foreign corporations that receive at least 75% of their annual gross income from passive sources (such as interest, dividends, certain rents and royalties or capital gains) or that hold at least 50% of their assets in investments producing such passive income, the Fund could be subject to U.S. federal income tax . . .

Comment 20 – Statement of Additional Information

The Staff notes the inclusion of the term “sales load” in the first sentence of the section entitled “Creation and Redemption of Creation Unit Aggregations,” reproduced below. The Staff notes that this term does not appear elsewhere in the prospectus or statement of additional information. Accordingly, please consider removing such reference or providing additional clarification.

The Trust issues and sells shares of the Fund only in Creation Unit Aggregations on a continuous basis through the Distributor, without a sales load, at their net asset values next determined after receipt, on any Business Day (as defined below), of an order in proper form.

Response to Comment 20

The Fund respectfully declines to make the requested revision, as the referenced disclosure is set forth as the first sentence Item L in the Fund’s exemptive relief order.

Comment 21 – Statement of Additional Information

Please provide in correspondence a copy of the index methodology with the response letter.

Response to Comment 21

The Fund is unable to provide a copy of the index methodology because the Fund is actively managed and does not seek to track the performance of an index.

* * * * * * * *

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,
Chapman and Cutler llp
By:	/s/ Morrison C. Warren
Morrison C. Warren

Exhibit A

Fees and Expenses of the Fund
The following table describes the fees and expenses you may pay if you buy and hold shares of the Fund. Investors purchasing and selling shares may be subject to costs (including customary brokerage commissions) charged by their broker, which are not reflected in the table below.
Shareholder Fees
(fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None

Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.75%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.75%
Fee Waiver(2)	0.10%
Total Annual Fund Operating Expenses After Fee Waiver	0.65%
(1)	“Other Expenses” is an estimate based on the expenses the Fund expects to incur for the current fiscal year.
(2)	Pursuant to a contractual agreement, First Trust Advisors L.P., the Fund's investment advisor, has agreed to waive management fees of 0.10% of average daily net assets until April 6, 2022. The waiver agreement may be terminated by action of the Trust's Board of Trustees at any time upon 60 days' written notice by the Trust, on behalf of the Fund, or by the Fund's investment advisor only after April 6, 2022.
Example
The example below is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example does not take into account customary brokerage commissions that you pay when purchasing or selling shares of the Fund in the secondary market.
The example assumes that you invest $10,000 in the Fund for the time periods indicated. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain at current levels. The example assumes First Trust's agreement to waive management fees of 0.10% of average daily net assets per year will be terminated following April 6, 2022. Although your actual costs may be higher or lower, based on these assumptions your costs would be:
1 Year	3 Years
$66	$219